FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 6, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

9 MONTHS 2004 FINANCIAL RESULTS

Moscow, Russia – December 2, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the nine months ended September 30, 2004.

During the first nine months of 2004, Wimm-Bill-Dann’s sales increased 26.9% compared to the same period last year. Gross profit increased 18.2% year-on-year, while gross margins for the group declined to 28.4% in the first nine months of 2004 from 30.4% during the same period last year. Adjusted EBITDA* increased 21.1% compared to the same period last year, while net income fell 9.6%.

Commenting on today’s announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “While maintaining strong top line growth, we continue to further enhance our overall operations to reflect a more costly and competitive marketplace, which has evolved in Russia today. Dairy gross margins in the third quarter showed lower year-on-year deterioration than during the first six months of 2004 despite the growing price of raw milk. Dairy sales in the nine months of 2004 continued to post strong growth of 34.3%, well above the growth rate of the Russian dairy market, while our regional coverage continue to expand. Juice sales grew 9% in the nine months of 2004, 36.2% year-on-year in the third quarter, with juice gross margins showing a noticeable improvement during the third quarter year-on-year. Due to cost control measures we are undertaking throughout the company and despite higher property taxes and a general increase in the cost of doing business, our selling and distribution expenses stayed flat as a percentage of sales despite, general and administrative expenses decreased slightly as a percentage of sales while growth in absolute terms, compared to the same period last year, was slower than in the previous quarters. EBITDA showed a healthy 21.1% increase.”

Key Operating and Financial Indicators of 9m 2004

	9m ‘04	9m ‘03	Change
	US$ ‘mln	US$ ‘mln

Sales	868.9	684.6	26.9%
Dairy	644.2	479.5	34.3%
Juice	222.2	203.8	9.0%
Water	2.5	1.2	—
Gross profit	246.4	208.4	18.2%
Selling and distribution expenses	(126.8)	(100.2)	26.5%
General and administrative expenses	(66.5)	(57.7)	15.3%
Operating income	48.6	44.8	8.5%
Financial income and expenses, net	(14.7)	(13.1)	12.2%
Net income	18.8	20.8	(9.6)%
Adjusted EBITDA*	80.9	66.8	21.1%
CAPEX including acquisitions	57.0	101.5	(43.8)%

* Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Wimm-Bill-Dann’s sales reached US$868.9 million in the first nine months of 2004, compared to US$684.6 million in the same period of 2003.

Sales in the Dairy Segment increased 34.3% from US$479.5 million in the first nine months of 2003 to US$644.2 million in the first nine months of 2004, while the average selling price increased 15.4% from US$0.65 per 1 kg in the first nine months of 2003 to US$0.75 per 1 kg in the same period this year. This increase was primarily driven by ruble price increase and ruble appreciation. Gross margins in the Dairy Segment declined from 29.1% in the first nine months of 2003 to 26.0% in the first nine months of 2004. This change was primarily caused by an 18% year-on-year increase in the average ruble price of raw milk as well as rising depreciation charges and personnel costs.

Sales in the Juice Segment increased from US$203.8 million in the first nine months of 2003 to US$222.2 million in the first nine months of 2004 while the average selling price increased 14.0% from US$0.57 per liter in the first nine months of 2003 to US$0.65 per liter in the same period this year. This increase was primarily due to ruble price increase, introduction of new higher priced products and ruble appreciation. Gross margin in the Juice Segment improved from 33.8% in the first nine months of 2003 to 35.4% in the first nine months of 2004 mainly due to the higher average price.

Selling and distribution expenses remained flat as a percentage of sales, while in absolute terms they grew 26.5% in the first nine months of 2004 due to higher transportation expenditures, advertising and marketing costs and personnel costs.

General and administrative expenses decreased as a percentage of sales from 8.4% during the first nine months of 2003 to 7.7% in the same period this year, but grew in absolute terms by 15.3%. This increase was caused by the repeal of the property tax privilege in the Dairy Segment as well as rising personnel costs.

Financial expense in the first nine months of 2004 totaled US$14.7 million compared to US$13.1 million in the first nine months of 2003. Interest expenses rose from US$15.3 million to US$17.0 million. The foreign currency gain was US$2.5 million compared to US$2.0 million in the first nine months of last year.

Net income decreased by 9.6% and stood at US$18.8 million. Adjusted EBITDA in the first nine months of 2004 increased 21.1% year-on-year and amounted to US$80.9 million. Adjusted EBITDA margin was slightly lower at 9.3% compared to 9.8% in the first nine months of 2003.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	Nine Months ended September 30, 2004		Nine Months ended September 30, 2003
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	18.8	2.2%	20.8	3.0%

Add: Depreciation and amortization	32.2	3.7%	22.0	3.2%

Add: Income tax expense	12.4	1.4%	8.9	1.3%

Add: Interest expense	17.0	2.0%	15.3	2.3%

Less: Interest income	(1.1)	0.1%	(1.9)	0.3%

Less: Currency remeasurement gains, net	(2.5)	0.3%	(2.0)	0.3%

Add: Bank charges	1.3	0.1%	1.6	0.3

Add: Other financial (income) expenses, net	0.0	0.0%	0.1	0.01%

Add: Minority interest	2.8	0.3%	2.0	0.3%

Adjusted EBITDA	80.9	9.3%	66.8	9.8%

We changed the way of reporting Adjusted EBITDA. Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations (unaudited)

(Amounts in thousands of US dollars, except share and per share data)

	Nine months ended September 30,
	2004	2003

Sales	$868,949	$684,624

Cost of sales	(622,575)	(476,203)

Gross profit	246,374	208,421

Selling and distribution expenses	(126,757)	(100,156)
General and administrative expenses	(66,476)	(57,685)
Other operating expenses, net	(4,499)	(5,742)

Operating income	48,642	44,838

Financial income and expenses, net	(14,689)	(13,067)

Income before provision for income taxes and minority interest	33,953	31,771

Provision for income taxes	(12,380)	(8,943)

Minority interest	(2,801)	(2,045)

Net income	18,772	$20,783

Other comprehensive income, net of tax
Currency translation adjustment	2,670	8,462

Comprehensive income	$21,442	$29,245

Net income per share - basic and diluted:	$0.43	$0.47

Weighted average number of shares outstanding	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of US dollars)

	September 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$31,752	$40,264

Trade receivables, net	56,725	57,424
Inventory, net	120,704	88,243
Taxes receivable	85,569	92,624
Advances paid	27,737	19,690
Net investment in direct financing leases	1,965	1,551
Deferred tax asset	7,639	5,210
Other current assets	6,076	3,648
Total current assets	338,167	308,654

Non-current assets:
Property, plant and equipment, net	409,954	393,769
Intangible assets	3,065	3,005
Goodwill	24,895	24,695
Net investment in direct financing leases – long-term portion	4,496	4,391
Long-term investments	2,683	2,931
Deferred tax asset – long-term portion	1,258	1,893
Other long-term assets	5,692	4,547
Total non-current assets	452,043	435,231

Total assets	$790,210	$743,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$64,619	$51,487
Advances received	3,175	2,586
Short-term loans	18,847	493
Long-term loans, current portion	1,675	1,769
Notes payable	5,910	6,032
Taxes payable	13,648	9,272
Accrued liabilities	15,853	10,983
Government grants – current portion	2,212	2,194
Other payables	32,709	36,033
Total current liabilities	158,648	120,849

Long-term liabilities:
Long-term loans	6,586	7,882
Long-term notes	199,110	200,926
Other long-term payables	42,087	49,020
Government grants – long-term portion	5,450	7,052
Deferred taxes – long-term portion	12,138	12,370

Total long-term liabilities	265,371	277,250

Total liabilities	424,019	398,099

Minority interest	20,131	21,168

Shareholders’ equity:
Common stock	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	23,251	20,581
Retained earnings	128,769	109,997
Total shareholders’ equity	$346,060	$324,618

Total liabilities and shareholders’ equity	$790,210	$743,885

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of US dollars)

	NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003
Cash flows from operating activities:

Net income	$18,772	$20,783

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	32,249	21,995
Minority interest in net profits of subsidiaries	2,801	2,039
Bad debt and inventory provisions	7,931	9,195
Currency exchange gain/loss	(1,839)	(3,520)
Other adjustments	1,037	(3,359)
Changes in operating assets and liabilities:
Increase in inventories	(35,849)	(7,669)
Increase in trade accounts receivable	(3,844)	(646)
Increase in advances paid	(7,970)	(14,039)
Decrease (increase) in taxes receivable	13,112	(35,406)
Increase in other current assets	(2,175)	(4,116)
Increase in trade accounts payable	12,847	7,461
Increase in advances received	575	395
(Decrease) increase in taxes payable	(876)	5,537
Increase in accrued liabilities	4,831	7,697
Increase in other current payables	700	1,777
Increase (decrease) in other long-term payables	23	(188)

Total cash provided by operating activities	42,325	7,936

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(4,166)	(6,876)
Cash paid for property, plant and equipment	(47,467)	(70,439)
Cash paid for acquisition of short-term investments	(248)	(62,347)
Proceeds from disposal of short-term investments	274	24,554

Proceeds from disposal of investments and property, plant and equipment	1,425	1,570
Cash received (paid) for net investments in direct financing leases	—	(4,234)
Other	(1,646)	1,740

Total cash used in investing activities	(51,828)	(116,032)

Cash flows from financing activities:
Proceeds from notes payable, net of debt issuance expenses	—	194,106
Repayment of short-term loans and notes payable	(1,715)	(86,919)
Repayment of long-term notes	(2,254)	—
Proceeds from short-term loans	20,086	—
Proceeds from long-term loans	13	4,892
Repayment of long-term loans and long-term payables	(15,559)	(12,989)

Total cash (used in) provided by financing activities	571	99,090

Net increase in cash and cash equivalents	(8,932)	(9,006)
Impact of exchange rate differences on cash and cash equivalents	420	102
Cash and cash equivalents, at beginning of period	40,264	29,340
Cash and cash equivalents, at the end of period	$31,752	$20,436

- Ends -

For further enquiries contact:

Marina Kagan Wimm-Bill-Dann Foods OJSC Yauzsky Boulevard, 16, Moscow 109028 Russia Phone: +7 095 733 9726/9727 Mobile: + 7 095 762 2387 Fax: +7 095 733 9725 e-mail: kagan@wbd.ru	Olga Motovilova Wimm-Bill-Dann Foods OJSC Yauzsky Boulevard, 16, Moscow 109028 Russia Phone: +7 095 733 9726/9727 Fax: +7 095 733 9725 www.wbd.com e-mail: motovilova@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

In April 2004 Wimm–Bill–Dann was assigned the rating of corporate governance by Standard&Poor’s at the level 7+ (7.6 according to the national scale, maximum 10).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   December 6, 2004